WESCAST REPORTS FIRST QUARTER SALES AND EARNINGS

TSX:

WCS.A

NASDAQ:

WCST

April 22, 2003

Brantford, Ontario

Wescast Industries Inc. today reported a 19% increase in sales revenue for the first quarter of 2003, consistent with its growth strategy.  “Our core operations performed well in the first quarter, in the face of a very challenging market,” said Ray Finnie, President and C.E.O. “ We are pleased with our revenue growth. However, the ramp-up costs associated with our new facilities, which form key elements of our long-term growth initiatives, negatively impacted earnings for the quarter.”

Highlights

•

Wescast sales revenues were up 19% over the levels reported in the same quarter last year.  The increase was a result of four factors; the addition of chassis component sales, increased machining penetration, sales from the joint venture operation in Hungary and increased revenues from prototype and tooling sales.

•

Net earnings for the quarter were $10.7 million versus  $18.5 million in 2002.  The costs associated with the continued ramp-up of the operations in Georgia and Hungary represented a negative impact on net earnings of $6.6 million.

•

North American light vehicle production levels remained strong.  First quarter production increased just over 2% compared with the first quarter of 2002.   The bulk of the increase was reported by the new domestic automakers, with vehicle production by the Big 3 auto manufacturers during the quarter essentially unchanged from last year.

•

North American light vehicle sales levels for the Big 3 during the first quarter fell by 6.5%, compared with the same period last year.

•

Earnings per share on a fully-diluted basis for the first quarter were $0.76, compared with $1.39 reported over the same period in 2002.

Operations

Total sales for the quarter of $125.2 million were up 19% over the previous year’s level of $104.9 million; of the increase $11.0 million came from the manufacture and sale of chassis components from the facility in Georgia.  The brake and suspension components that comprise the chassis group were not supplied in the first quarter of 2002.  In addition, the Company reported $5.0 million as its proportionate share of sales from Weslin.  Sales of powertrain products in North America, comprised of cast and machined iron manifolds, decreased by just over 2% for the quarter from $101.5 million in 2002 to $99.4 million, as unit volume declined by 12% from 4.1 million units in 2002 to 3.6 million units in 2003.   This decline was partially offset by increased machining penetration and favourable product mix.  Revenue from prototype and tooling sales for the quarter of $9.8 million was up $6.4 million compared with the same period in 2002.   The change in prototype and tooling sales is a function of customer program timing, making year-over-year comparisons difficult.

 Gross profit, after depreciation, for the quarter was significantly impacted by the ramp-up of operations in Georgia and Hungary.  The gross profit reported in the quarter was $26.7 million, compared with $36.5 million earned in the first quarter of 2002.  The gross profit of $32.8 million, or 32.9% of sales, reported by our North American powertrain group was strong.  However, on the lower volumes in 2003 it was down from the $35.7 million, or 35.2% of sales, reported over the same period in 2002.  The impact of higher depreciation costs, rising raw material prices and increased operating costs resulted in the lower margin percentage.

The operation in Hungary generated a loss for the quarter of $1.7 million at the gross profit level.  In 2002, the bulk of the operating results for this operation were deferred as pre-production costs.  The reported loss for the quarter included approximately $0.5 million in amortization associated with the deferred pre-production costs.  Chassis component sales generated a loss of  $5.4 million, at the gross profit level.  Both of these operations are in ramp-up mode and are still striving to achieve the operating metrics necessary to reach a breakeven performance at current sales volumes.  The overall negative impact on pre-tax earnings from these operations, including selling, administrative and interest costs, was $8.7 million, with $2.4 million coming from Hungary and the remaining $6.3 million from Georgia.  These operations are both being supported with leadership, technical and administrative resources from the Company’s core operations in an effort to improve performance and accelerate the learning curve associated with the ramp-up of these foundries.

The Company’s selling, general and administrative expenses totaled $8.9 million, exceeding the $7.5 million incurred over the same period in 2002.  The majority of the increase reflects the fixed cost base added in 2002 to support the Company’s growth and diversification initiatives, specifically the addition of the sales force to support the chassis group and the costs associated with the corporate office and technical development centre.

The Company’s research and development expenses increased to $2.3 million this quarter, compared with $1.8 million over the same quarter last year.  These expenses reflect a continued commitment to research and development activities aimed at the development of high temperature materials, the advancement of our “hot end solutions” strategy and the activities of our “new products team”.

Other income and expenses for the first quarter of 2003 represented an expense of $0.1 million, compared with income of $0.8 million for the first quarter of 2002.  The decrease was primarily as a result of the reduction in interest income on cash and short-term investments, and additional interest expense, resulting from the debt assumed on the acquisition of Georgia Ductile.

The reduction in the market price of the Company’s shares during the quarter resulted in a corresponding reduction in the liability associated with the value of tandem stock appreciation rights granted under the Company’s stock option program.  This resulted in an after-tax increase in earnings of $0.8 million.

The effective tax rate reflected for the quarter was 35.7%, compared with a rate of 33.8% in 2002.  While the Company’s tax rate applicable to income generated in Canada has declined from prior years as a result of lower statutory tax rates, the losses generated by its Hungarian joint venture do not provide any tax shield due to the lower tax rates and tax holiday in Hungary applicable to those amounts.

Cash Flow

The Company used $4.3 million in cash to fund its operations during the first quarter, compared with $20.7 million cash generated from operation during the first quarter of 2002.  The decrease was attributable to lower operating earnings during the period, as it funded the operations ramping up in Hungary and Georgia, as well as increases in working capital driven by the timing of customer and supplier payments and an increased investment in inventory during the period.

Capital expenditures for the first quarter were $14.2 million, which were $3.6 million higher than the $10.6 million incurred over the same quarter last year.   The higher year-over-year expenditure level in 2003 was attributable to the addition of new machine lines and capital additions in Georgia.  This was offset by a reduction in the expenditures related to construction of the Company’s technical development centre and corporate office complex, which was substantially completed in 2002.

Balance Sheet and Financial Position

At March 30, 2003 the Company had $2.3 million in cash, short-term investments and long-term bond investments compared to $21.9 million at the end of 2002.  The change reflects the investment in capital expenditures and the use of funds in operations.  The Company continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Future Outlook

A lot of uncertainty exists around the short-term economic outlook for the automotive industry.   The production levels in the first quarter were strong; North American light vehicle production for 2003 is projected to be in the range of 15.5 million to 16.0 million vehicles, a slight reduction from 2002 levels.   However in recent weeks many industry experts have begun expressing concern over whether the upper range of these productions targets will be achieved.  The United States led military action in Iraq appears to be reaching a successful conclusion, with the focus appearing ready to shift toward restoring civil and political order to the region.   The impact this may have on consumer confidence, oil prices, etc. remains an unknown.  As the first quarter concluded we saw a rise in vehicle inventory levels at the Big 3.   It is uncertain whether this was planned or if it will result in a correction during the second quarter.

The Company’s immediate areas of operational focus remain unchanged.  The focus of the core powertrain operations in North America is on continuous improvement and achieving operational excellence.  In addition, we look to further advance our machining penetration, increasing the percentage of manifolds supplied that are both cast and machined.  Assuming production levels in North America remain strong, we expect this group to continue to generate strong financial results.  The goal is to improve the efficiency level of these operations enabling margins to be maintained in the face of inflationary cost increases, while working with the existing customer base to meet their cost reduction targets.    In recent months our customers have outlined new aggressive cost targets that they feel must be achieved in the future if we are to remain competitive with our offshore competitors and China, in particular.   We continue to discuss and evaluate these cost targets with our customers in order that we can respond appropriately in the future.

The operation in Georgia has struggled to stabilize its production process.  Customer demand and market acceptance have remained strong.  The operation continues to receive support from the Company’s core operations to improve operating performance, aid in the development of operational and administrative systems, and assist in product launch efforts.  A detailed, prioritized 90-day improvement plan has been prepared and will be executed.  With this support, combined with various capital expenditure initiatives currently underway aimed at improving product throughput and production efficiency, we anticipate a gradual improvement in the operational and financial performance of this operation.

The operation in Hungary is in a similar situation.  Customer acceptance has been strong.  However, our customers delayed several new product launches in 2002 and the PSA (Peugeot Citroen) program was cancelled for reasons beyond our control.   This has slowed the operational launch progress of the facility and has resulted in a high concentration of program launches in 2003.  The operation is being supported with technical resources as required from the Company’s core operations in North America.  A detailed 100-day improvement plan has been prepared and is being implemented.   In addition, the production requirement of the 4.0L program for Ford continues to be supported by the foundries in Canada to allow the appropriate level of operational focus to be targeted on upcoming product launches.  We believe enabling the operation to focus its resources on achieving successful new product launches is the most effective method of helping improve its operational and financial performance.

While there is uncertainty surrounding the current market at this time, our strategic focus remains substantially unchanged:

*

We will strive to remain cost competitive in our core operations by maintaining our focus on continuous improvement.

*

We will stabilize the operating performance of the facilities in Hungary and Georgia to position them for future growth.

*

We will maintain our commitment to fund research and development activities, as we work to develop our “hot end solutions” strategy, continue development on high temperature alloys and explore new product opportunities that can efficiently utilize existing capacity.

*

We will evaluate both the threat and opportunities that may exist in the emerging markets in Asia.

We believe maintaining this focus is our best means of ensuring the long-term success of the Company.

The following table provides additional supplementary data for the first quarter:

Wescast Industries Inc. Q1 2003 Supplementary Data

in millions of dollars, except per share data and where otherwise noted	Q1 2003	Q1 2002	% change
Sales
Powertrain North America	99.4	101.5
Powertrain Europe	5.0	0.0
Chassis North America	11.0	0.0
Prototypes & Tooling	9.8	3.4
Total	125.2	104.9	19%
Gross Margin (Before Depreciation)
Powertrain North America	38.4	41.5
% of Sales	38.6%	40.9%
Powertrain Europe	-0.5	0.0
% of Sales	-10.7%	N/A
Chassis North America	-3.8	0.0
% of Sales	-34.2%	N/A
Prototypes & Tooling	1.0	1.1
% of Sales	10.6%	31.7%
Total	35.1	42.6	-18%
% of Sales	28.1%	40.6%
Gross Profit (After Depreciation)
Powertrain North America	32.8	35.7
% of Sales	32.9%	35.2%
Powertrain Europe	-1.7	-0.3
% of Sales	-33.3%	N/A
Chassis North America	-5.4	0.0
% of Sales	-48.9%	N/A
Prototypes & Tooling	1.0	1.1
% of Sales	10.6%	31.7%
Total	26.7	36.5	-27%
% of Sales	21.4%	34.8%
Additional Information
Depreciation and Amortization
Included in Cost of Sales	8.4	6.1
Included in S,G & A	1.6	0.6

Capital Expenditures	14.2	10.6
R&D and Design	2.3	1.8
% of Sales	1.8%	1.7%
SG & A	8.9	7.5
% of Sales	7.1%	7.2%
Tax Rate	35.7%	33.8%
Internal Machining Penetration - N.A. Manifolds	75.9%	60.0%

About Wescast

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.  The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs.  Wescast recently entered the suspension and brake component market through the acquisition of Georgia Ductile.  It has sales and design centres in Canada, the United States, Germany and the United Kingdom, and sales representation in France and Japan.  The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan.  It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market.  The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders.  These statements may be identified by words such as "believe,” "anticipate," "project,” “expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied.  These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission.  Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

April 22, 2002

3:00 p.m. EST

To participate, please dial (416) 641-6715

Post view is available from April 22 to April 29, 2002. To access please dial 416-626-4100 and enter passcode 21131596

For further information, please contact:

Mr. Ray Finnie

President and CEO

(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Three months ended
March 30, 2003		March 31, 2002

Sales	$125,159	$104,900
Cost of sales	98,410	68,423

Gross profit	26,749	36,477
Selling, general and administration	8,912	7,502
Stock-based compensation	(1,132)	0
Research, development and design	2,259	1,795

	16,710	27,180

Other (income) expense
Interest expense	315	57
Investment income	(61)	(770)
Other (income) and expenses (Note 7)	(183)	(60)

Earnings before income taxes	16,639	27,953
Income taxes	5,944	9,460

Net earnings	$10,695	$18,493

Net earnings per share (Note 8)
- basic	$0.81	$1.42
- fully-diluted	$0.76	$1.39

Retained earnings, beginning of period	$326,686	$272,922

Net earnings	10,695	18,493
Dividends paid	(1,571)	(1,567)
Retained earnings, end of period	$335,810	$289,848

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	March 30,	December 29,
	2003	2002
Current assets
Cash and cash equivalents	$2,279	$9,984
Short-term investments	0	11,909
Receivables	83,840	73,095
Income taxes receivable	4,571	5,578
Inventories	41,673	38,412
Prepaids	1,993	2,526
Current assets – discontinued operations	123	265

	134,479	141,769
Property and equipment (Note 4)	382,739	382,718
Goodwill	41,485	41,485
Other (Note 5)	13,344	15,708
Long-term assets – discontinued operations	5,407	5,237

	$577,454	$586,917

Current liabilities
Payables and accruals	$65,441	$75,873
Current portion of long-term debt	6,338	6,190
Current portion of stock appreciation rights	2,152	3,213
	73,931	85,276

Long-term debt	43,641	46,576
Long-term stock appreciation rights	33	105
Future income taxes	7,652	9,164
Employee benefits	10,096	9,533
	135,353	150,654

Shareholders' equity
Capital stock (Note 6)	109,727	109,596
Retained earnings	335,810	326,686
Share purchase loans	(1,447)	0
Cumulative translation adjustment	(1,989)	(19)
	442,101	436,263

	$577,454	$586,917

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)
	Three months ended
	March 30, 2003	March 31, 2002

Cash derived from (applied to)
Operating
Earnings from continuing operations	$10,695	$18,493
Add (deduct) items not requiring cash:
Depreciation and amortization	10,010	6,704
Amortization of bond costs	57	177
Future income taxes	(1,549)	646
Gain on disposal of investments	(13)	(180)
Loss on disposal of equipment	0	41
Stock-based compensation expense	(1,132)	0
Employee benefits	765	613

	18,833	26,494
Change in non-cash operating working capital (Note 9)	(23,148)	(5,788)
	(4,315)	20,706
Discontinued operations	(109)	(590)
	(4,424)	20,116

Financing
Issue of long-term debt	623	164
Repayment of long-term debt	0	(1,125)
Payment of obligations under capital leases	(433)	(190)
Employee benefits paid	(202)	(182)
Issuance of share capital under Employee Share Purchase Plan	131	148
Employee share loan repayments	162	43
Issuance of share capital under Stock Option Plan	0	1,482
Dividends paid	(1,571)	(1,567)
	(1,290)	(1,227)

Investing
Purchase of property, equipment and other assets	(14,179)	(10,587)
Purchase of investments	0	(48,236)
Deferred pre-production costs	0	(1,401)
Redemption of investments	11,905	25,602
Proceeds on disposal of equipment	283	40
Discontinued operations	0	(361)

	(1,991)	(34,943)

Net decrease in cash and cash equivalents	(7,705)	(16,054)
Cash and cash equivalents
Beginning of period	9,984	58,579
End of period	$2,279	$42,525

Wescast Industries Inc.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1.  Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 29, 2002.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 29, 2002 except for:

The Company changed its accounting treatment with respect to director and employee share purchase plan loans to that issued by the Canadian Institute of Chartered Accountants in December 2002. The main effect of the change to the Company’s financial statements is that in 2003 the share purchase loans are reported as a deduction from shareholders’ equity as compared to other assets as reported in prior years. The comparative figures of 2002 have not been restated.

Note 3. Interest in jointly controlled entities

The following is the company’s proportionate share of the major components of its jointly controlled entities (before eliminations):

	March 30, 2003	December 29, 2002
Balance Sheet
Current assets	$14,677	$13,599
Long-term assets	58,445	58,437
Current liabilities	12,384	9,061
Long-term liabilities	2,877	3,074
Equity	57,861	59,901

	Three months ended March 30, 2003	Three months ended March 31, 2002
Statement of earnings
Sales	10,622	3,918
Cost of sales and expenses	12,677	4,229
Net loss	(2,055)	(311)

	Three months ended March 30, 2003	Three months ended March 31, 2002
Statement of cash flows
Cash derived from (applied to)
Cash flows from operating activities	(574)	(3)
Cash flows from financing activities	898	3,187
Cash flows from investing activities	$ (1,560)	$ (2,929)

Note 4. Property and Equipment

	March 30, 2003	December 29, 2002
Cost
Land	$5,155	$5,529
Buildings and improvements	160,597	144,193
Machinery, equipment and vehicles	386,239	394,383
	551,991	544,105
Accumulated Depreciation
Buildings and improvements	21,331	19,468
Machinery, equipment and vehicles	147,921	141,919
	169,252	161,387
Net Book Value
Land	5,155	5,529
Buildings and improvements	139,266	124,725
Machinery, equipment and vehicles	238,318	252,464
	$382,739	$382,718

Note 5. Other

	March 30, 2003	December 29, 2002

Deferred pre-production costs	$12,583	$13,436
Director and employee share purchase plan loans	0	1,448
Bond issue costs	710	771
Licence	51	53
	$13,344	$15,708

Note 6. Capital Stock

Authorized

     Unlimited

Preference shares, no par value

     Unlimited

Class A subordinate voting common shares, no par value

     9,000,000

Class B multiple voting common shares, no par value

	March 30, 2003	December 29, 2002
Issued and outstanding
5,711,088 Class A Common shares (2002 – 5,707,111)	$97,300	$97,169

7,376,607 Class B Common shares (2002 – 7,376,607)	12,427	12,427
	$109,727	$109,596

Note 7. Other (income) and expenses

Three months ended
	March 30, 2003	March 31, 2002

Foreign exchange translation (gain) loss	$ (174)	$ (74)
(Gain) Loss on disposal of equipment and other	(9)	14
	$ (183)	$ (60)

Note 8.  Earnings per common share

Basic net earnings per share for the three months ended March 30, 2003 are based on the weighted average common shares outstanding (2003 – 13,028,767 shares; 2002 – 13,058,981 shares). Fully-diluted net earnings per share for the three months ended March 30, 2003 are based on the fully-diluted weighted average common shares outstanding  (2003 – 13,159,861 shares; 2002 – 13,313,558 shares).

Note 9. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash working capital	Three months ended
	March 30, 2003	March 31, 2002

Receivables	$ (10,906)	$ (8,266)
Inventories	(3,261)	(469)
Prepaids	533	37
Payables and accruals	(10,521)	3,885
Income taxes payable	1,007	(975)
	$ (23,148)	$ (5,788)

Note 10. Segment Information

The Company currently operates within two reportable segments, both in the automotive industry. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only.

There were no intersegment sales during the three months ended March 30, 2003. All Corporate costs have been allocated to the powertrain segment.

	Three months ended March 30, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total

Sales to external customers	$108,963	$4,990	$11,206	$125,159
Net earnings (loss)	17,187	(2,327)	(4,165)	10,695
Interest revenue	61	0	0	61
Interest expense	91	0	224	315
Depreciation and amortization	7,215	1,188	1,607	10,010
Income taxes	8,079	10	(2,145)	5,944
Purchase of property, equipment and other assets	$10,577	$1,509	$2,093	$14,179
	Three months ended March 31, 2002
	Powertrain		Chassis
	North America	Europe	North America	Total

Sales to external customers	$104,900	$0	$0	$104,900
Net earnings (loss)	18,956	(463)	0	18,493
Interest revenue	770	0	0	770
Interest expense	57	0	0	57
Depreciation and amortization	6,344	360	0	6,704
Income taxes	9,446	14	0	9,460
Purchase of property, equipment and other assets	$9,536	$1,051	0	$10,587

	Three months ended March 30, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total
Total Assets	$390,413	$65,038	$122,003	$577,454
Property and equipment	268,927	45,401	68,411	382,739
Deferred pre-production costs	2,845	9,738	0	12,583
Goodwill	$0	$0	$41,485	$41,485

	Three months ended December 29, 2002
	Powertrain		Chassis
	North America	Europe	North America	Total
Total Assets	$395,611	$65,321	$125,985	$586,917
Property and equipment	265,953	44,577	72,188	382,718
Deferred pre-production costs	3,185	10,251	0	13,436
Goodwill	$0	$0	$41,485	$41,485